UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.   20549

_______________________________

SCHEDULE 14D-9
_______________________________

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 67)

_______________________________

AIRGAS, INC.

(Name of Subject Company)

AIRGAS, INC.

(Name of Person Filing Statement)

_______________________________

Common Stock, par value $0.01 per share
(Title of Class of Securities)

009363102
(CUSIP Number of Class of Securities)

Robert H. Young, Jr.
Senior Vice President, General Counsel and Secretary
Airgas, Inc.
259 North Radnor-Chester Rd.
Radnor, PA 19087-5283
(610) 687-5253

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

_______________________________

With copies to:

Daniel A. Neff, Esq.
David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000
______________________

☐             Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 67 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Airgas, Inc., a Delaware corporation (“Airgas” or the “Company”), with the Securities and Exchange Commission on February 22, 2010, relating to the tender offer by Air Products Distribution, Inc. (“AP Sub”), a Delaware corporation and wholly owned subsidiary of Air Products and Chemicals, Inc. (“Air Products”), to purchase all of the outstanding shares of Airgas’ Common Stock, par value $0.01 per share, including the associated rights to purchase shares of Series C Junior Participating Preferred Stock (“Rights,” and together with the Airgas Common Stock, the “Airgas Common Shares”), at a price of $70.00 per share, net to the seller in cash, without interest and less any required withholding taxes.

Except as specifically noted herein, the information set forth in the Statement remains unchanged.  Capitalized terms used in this Amendment without definition have the respective meanings set forth in the Statement.

ITEM 9.         EXHIBITS

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description

(a)(112)	Memo to Associates, dated December 22, 2010
(a)(113)	Letter to Customers, dated December 22, 2010

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

AIRGAS, INC.

By:  /s/ Robert H. Young, Jr._________
Name:                    Robert H. Young, Jr.
Title:       Senior Vice President and General Counsel

Dated:  December 22, 2010

EXHIBIT INDEX

Exhibit Number	Description

(a)(112)	Memo to Associates, dated December 22, 2010
(a)(113)	Letter to Customers, dated December 22, 2010